United States Securities and Exchange Commission Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of June 2008

Aracruz Celulose S.A.

Aracruz Cellulose S.A. (Translation of Registrant’s name into English) Av. Brigadeiro Faria Lima, 2,277—4th floor São Paulo, SP 01452-000, Brazil (Address of principal executive office)

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SUMMARY OF THE MINUTES OF AN ORDINARY MEETING OF THE BOARD OF DIRECTORS

Date, place and time:

June 19, 2008, at 10:00am, in the Company's branch offices at Av. Brigadeiro Faria Lima nº 2.277, 4th floor, in the City of São Paulo - SP.

Quorum:

Responding to a formal invitation, the following Board members attended the meeting: Carlos Alberto Vieira (Chairman), Haakon Lorentzen, Carlos Jurgen Temke, Luiz Aranha Corrêa do Lago, João Carlos Chede, Raul Calfat, Alexandre D'Ambrosio and Jorge Eduardo Martins Moraes. José Luiz Braga, General Counsel, acted as Secretary.

Summary of the Deliberations:

1.	Resignation of a Board member and appointment of his successor

1.1.	Considering the resignation of the Board member Mr. Álvaro Luís Veloso, pursuant to Section 150, caput, of Law no 6,404/76 and Section 18 of the Company's By-laws, the Board decided to appoint Mr. SÉRGIO DUARTE PINHEIRO, Brazilian, married, engineer, bearer of the Identity Card RG nr. 14.122.965-2 SSP/SP and CPF/MF nr. 108.435.178-16, domiciled in the City of São Paulo - SP, at Rua Amauri nr. 255 - 13th floor as his successor.

Mr. Pinheiro confirmed Mr. Gilberto Lara Nogueira, Brazilian, married, engineer, bearer of the Identity Card RG nr. 3.862.728-SP/SP and CPF/MF nr. 386.364.768-87, domiciled in the City of São Paulo - SP, at Rua Amauri nr. 255 - 13th floor as his substitute. The newly appointed Board member shall be entitled to the same remuneration attributed to the Board member who resigned and shall perform his duties until the next General Shareholders' Meeting of the Company. The new designated Board member presented the necessary documents and statements, which shall be filed at the Company's headquarters.

1.2.	The newly appointed Board member was designated to the Company's Audit Committee and shall perform such duties in completion of the term of the member who resigned. The Board of Directors, having considered Mr. Pinheiro’s qualifications in light of the requirements of applicable U.S. law, has determined that Mr. Pinheiro is “an audit committee financial expert” and will be designated as such in future required disclosures to the Securities and Exchange Commission (SEC) and the New York Stock Exchange (NYSE).

1.3.	The meeting was adjourned so that the newly appointed Board member could sign the documents necessary for him to take office. The meeting was then resumed and the alternate Board member took office.

2. Disposal of real estate property

Considering the rule set forth in Section 16, VII, of the Company's By-Laws, the Board of Directors decided to authorize the Board of Officers to perform the following transactions involving real estate property of the Company, aiming to adress demands of the Guaíba Unit expansion project:

a) Trade an area of 583.48ha, located in places called "Tupanci" and "Jazidas" in the Municipality of São Sepé (RS), represented by Registries nr. 5,451-R1, 5,452-R2 and 4,044 of Book 2 of the General Real Property Registry of São Sepé (RS) for an area of 722.33 ha, located in a place called "Mata Grande", in the Municipality of Vila Nova do Sul (RS), represented by Registry n° 16,067 of Book 2 of the General Real Property Registry of São Sepé (RS);

b) Trade an area of 578.82 ha, located in a place called "Posto Branco", Vacacaí District, in the Municipality of São Gabriel (RS), represented by Registries nr. 10,483 of Book 2 of the General Real Property Registry of São Gabriel (RS) for an area of 578.82 ha, located in a place called "Posto Branco", Vacacaí District, in the Municipality of São Gabriel (RS), represented by Registries nr. 22,608, 22,609 and 22,611, all of Book 2 of the General Real Property Registry of São Gabriel (RS); and

c) Trade the "Horto Florestal São Lourenço", with a total area of 663.75 ha, located in the Municipality of São Lourenço do Sul (RS), represented by Registries nr. 20,742 - R-4 and 16,594 -R-14, both of Book 2 of the General Real Property Registry of São Lourenço do Sul (RS) for an area of 875.15 ha, located in a place called "Estância São João", in the 3rd Subdistrict of the Municipality of São Lourenço do Sul (RS), represented by Registires nr. 3,853, 3,854, 4,916, 9,306 and 16,234, all of Book 2 of the General Real Property Registry of São Lourenço do Sul (RS).

3. Authorization to create lien on real estate property

Considering the rule set forth in Section 16, VII, of the Company's By-Laws, the Board of Directors decided to authorize the Board of Officers to create a lien on a real estate property with 3,559 ha of area and approximate value of R$ 17 million, registrated under nr. 29,364 in the General Real Property Registry of the 1st Zone - Serra (ES), giving it as a guarantee of the Company's debt that is the object of Tax Claim (Execução Fiscal) nr. 3,904/07, 1st Civil Court of Aracruz (ES), initiated by the State Espírito Santo and related to the alleged non-compliance of side obligations (obrigações acessórias) in connection with ICMS tax (Imposto sobre Circulação de Mercadorias e Serviços).

General deliberation:

Considering the approvals set forth above, the Company's Board of Officers is hereby authorized to perform any and all acts as necessary to implement the decisions, being ratified any and all acts already performed.

Closing:

The resolutions were decided with the unanimous approval of the Board members present. These Minutes were signed by those present. São Paulo, June 19, 2008. (Signatures) Carlos Alberto Vieira - Chairman; José Luiz Braga - Secretary; Haakon Lorentzen; Carlos Jurgen Temke; Luiz Aranha Corrêa do Lago; João Carlos Chede; Raul Calfat; Sérgio Duarte Pinheiro; Alexandre D'Ambrosio; Jorge Eduardo Martins Moraes.

This is a faithful representation of the original, contained in the corporate register. José Luiz Braga Secretary

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 19, 2008

ARACRUZ CELULOSE S.A. By: /s/ Carlos Augusto Lira Aguiar Name: Carlos Augusto Lira Aguiar Title: Chief Executive Officer